Exhibit 99.1

Global-E Reports First Quarter 2021 Results

PETAH-TIKVA, Israel, June 3, 2021 - Global-e Online Ltd. (Nasdaq: GLBE) the company that makes e-commerce Border Agnostic, today reported financial results for the first quarter of 2021 as well as outlook for the second quarter and full year 2021.

“We are excited to announce our first quarterly results as a public company, continuing our rapid growth with Gross Merchandise Value (“GMV”) and revenue growing at 133% and 134% respectively, over the prior year. We continue to capitalize and execute on the direct-to-consumer (“DTC”) cross-border e-commerce revolution, as we delivered outstanding results across the board, supported by continued execution of our strategy.” Said Amir Schlachet, Founder and CEO of Global-e. “Evidenced by our second quarter and full year guidance, Global-e’s momentum remains strong as we continue to scale and rapidly grow our business, supporting merchants in their journey to enhance DTC cross-border e-com sales.”

Q1 2021 Financial Results

•	GMV in the first quarter of 2021 was $267 million, an increase of 133% year over year

•

Revenue in the first quarter of 2021 was $46.2 million, an increase of 134% year over year, of which service fees revenue was $17.1 million, an increase of 146% and fulfillment services revenue was $29.1 million, an increase of 128%

•	Gross margin in the first quarter of 2021 was 33.3%, an increase of 390 basis points from 29.4% in the first quarter of 2020

•	Net loss in the first quarter of 2021 was ($1.7) million compared to ($1.2) million in the first quarter of 2020

•	Adjusted EBITDA[1] in the first quarter of 2021 improved to $5.2 million compared to ($0.4) million in the first quarter of 2020

Q1 2021 Business Highlights

•	Outperformance across the business lines

•	Service fees and fulfilment revenues more than doubling year over year with service fees revenue growing by 146% and its share constitutes 37% of revenues

•	Continued accelerated growth of US outbound

•	Continuing the strong penetration to US market on the back of high satisfaction of merchants from the results of their activities on our platform. US outbound revenues up 257% year over year

•	New launches of strong brands and geographical expansion of existing merchants:

•	Pace of new merchant launches continues to be strong, including Uniqlo (Fast Retailing) into LATAM and Skims (Kim Kardashian)

•	Further expansions of existing merchants into new markets, including Marks & Spencer into 47 new markets and Hugo Boss into 12 new markets

•	Enhancing our platform to increase value creation

•	Launched an enhanced self-service merchant reporting dashboard, allowing merchants to analyze data according to their specific needs

•	Developed the capability to support enterprise merchants with a hybrid operational model across tax regions

•	Expansion of our partnership with Shopify (signed after the closing of the quarter)

•	On April 12th, we entered into an exclusive Services and Partnership Agreement with Shopify to cooperate in offering our e-commerce cross-border solutions to Shopify merchants

Q2 and Full Year Outlook

	Q2 2021	FY 2021
(in millions)
GMV	$273 - $285	$1,210 - $1,255
Revenue	$46.8 – $48.8	$209.0 – $213.5
Adjusted EBITDA (1)	$2.5 – $3.5	$16.2 - $18.2

Given the uncertainty of the ongoing impact and unprecedented conditions surrounding COVID-19 pandemic on business globally, we will provide investors with updated business trends as they evolve.

[1]	Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric

About Global-E Online Ltd.

Global-e’s mission is to make global e-commerce “border-agnostic” – Go global. Be local. We have built the world’s leading platform to enable and accelerate global, direct-to-consumer (“D2C”) cross-border e-commerce. Our platform was purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world – in short, to “go global.” At the same time, to “be local” reflects the localization of the shopper’s experience and our effort to make international transactions as seamless as domestic ones. We increase the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. We currently serve hundreds of leading merchants and support cross-border e-commerce into over 200 destination markets. We localize the shoppers’ experience based on the country from which they shop, we support local messaging in over 25 languages, purchases in more than 100 currencies by over 150 payment methods and a multitude of competitively-priced shipping options. Shoppers enjoy a fully-guaranteed landed price quote, which includes shipping costs, import duties and tax charges, as well as post-sale services, including multi-lingual customer service and a managed returns service.

Cautionary Note Regarding Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding Global-e’s operations, strategy and Global-e’s projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants, the ability to attract new merchants, and potential failures to develop or acquire new functionality or enhance existing platform to meet the needs of current and future merchants. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Global-e’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021 and other documents filed by Global-e from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Global-e assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Global-e gives no assurance that it will achieve its expectations.

Non-GAAP Financial Measures

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA. Global-e defines Adjusted EBITDA as operating profit (loss) adjusted for depreciation and amortization, and stock-based compensation expense. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses Adjusted EBITDA in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. Adjusted EBITDA is a measure used by our management to understand and evaluate our operating performance and trends. Adjusted EBITDA is a key performance measure that Global-e’s management uses to assess its operating performance and the operating leverage in Global-e’s business.

Global-e’s definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish this metric or similar metrics. Furthermore, this metric has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

Investor Contact:

Erica Mannion or Mike Funari

Sapphire Investor Relations, LLC

IR@global-e.com

+1 617-542-6180

Press Contact:

Headline Media

Garrett Krivicich

Globale@headline.media

+1 786-233-7684

Global-E Online Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Period Ended
	December 31, 2020	March 31, 2021
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,637	$50,527
Short-term deposits	6,457	14,010
Accounts receivable, net	3,594	2,638
Prepaid expenses and other current assets	23,047	21,023
Marketable securities	16,871	18,111
Funds receivable, including cash in banks	34,492	24,870

Total current assets	153,098	131,179

Property and equipment, net	717	769
Operating lease right-of-use assets	4,160	3,778
Long term deposits	2,223	2,241
Deferred contract acquisition costs, noncurrent	729	867
Other assets, noncurrent	368	1,318

Total long-term assets	8,197	8,973

Total assets	$161,295	$140,152

Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$19,057	$16,194
Accrued expenses and other current liabilities	29,432	17,863
Funds payable to Customers	34,492	24,870
Short term operating lease liabilities	915	889

Total current liabilities	83,896	59,816
Long-term liabilities:
Deferred tax liabilities, net	105	116
Warrants liabilities to preferred shares	5,738	9,985
Long term operating lease liabilities	3,513	3,074

Total liabilities	$93,252	$72,991

Commitments and contingencies
Convertible preferred shares	112,553	112,553
Shareholders’ deficit:
Share capital and additional paid-in capital	8,087	9,307
Accumulated comprehensive income	111	(242)
Accumulated deficit	(52,708)	(54,457)

Total shareholders’ (deficit) equity	(44,510)	(45,392)

Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$161,295	$140,152

Global-E Online Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2020	2021
	(Unaudited)
Revenue	$19,689	$46,151
Cost of revenue	13,907	30,784

Gross profit	5,782	15,367

Operating expenses:
Research and development	3,215	5,444
Sales and marketing	1,851	3,099
General and administrative	1,277	2,714

Total operating expenses	6,343	11,257

Operating profit (loss)	(561)	4,110
Financial expenses, net	702	5,709

Loss before income taxes	(1,263)	(1,599)
Income taxes	4	150

Net loss attributable to ordinary shareholders	$(1,267)	$(1,749)

Basic and diluted net loss per share attributable to ordinary shareholders	$(0.06)	$(0.08)

Basic and diluted weighted average ordinary shares	20,164,708	21,830,024

Global-E Online Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2020	2021
	(Unaudited)
Operating activities
Net profit (loss)	$(1,267)	$(1,749)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	52	62
Share-based compensation expense	86	1,067
Accounts receivable	351	956
Prepaid expenses and other assets	(87)	2,129
Funds receivable	1,372	(2,067)
Long-term receivables	—	(957)
Funds payable to customers	(7,942)	(9,622)
Operating lease ROU assets	(3,451)	382
Deferred contract acquisition costs	(74)	(190)
Accounts payable	(3,550)	(2,863)
Accrued expenses and other liabilities	(2,164)	(11,569)
Deferred tax liabilities	—	11
Operating lease liabilities	3,227	(465)
Warrants liabilities to preferred shares	9	4,247

Net cash used in operating activities	(13,438)	(20,628)

Investing activities
Investment in long-term marketable securities	—	(1,646)
Purchases of short-term investments	(50)	(7,553)
Purchases of long-term investments	(207)	(18)
Purchases of property and equipment	(156)	(114)

Net cash used in investing activities	(413)	(9,331)

Financing activities
Proceeds from exercise of share options	158	153

Net cash provided by financing activities	158	153

Net decrease in cash, cash equivalents, and restricted cash	(13,693)	(29,806)
Cash and cash equivalents and restricted cash—beginning of period	20,369	85,033

Cash and cash equivalents and restricted cash—end of period	$6,676	$55,227

Global-E Online Ltd.

SELECTED OTHER DATA

(In thousands)

	Three Months Ended
	March 31,
	2020		2021
Key performance metrics	(Unaudited)
Gross Merchandise Value	114,439		266,555
Adjusted EBITDA (a)	(423)		5,239

Revenue by Category
Service fees	6,955	35%	17,096	37%
Fulfillment services	12,734	65%	29,055	63%

Total revenue	$19,689	100%	$46,151	100%

Revenue by merchant outbound region
United Kingdom	12,868	65%	21,544	46%
United States	3,700	19%	13,207	29%
European Union	2,986	15%	11,149	24%
Israel	135	1%	251	1%

Total revenue	$19,689	100%	$46,151	100%

(a)	See reconciliation to adjusted EBITA table

Global-E Online Ltd.

RECONCILIATION TO ADJUSTED EBITDA

(In thousands)

	Three Months Ended
	March 31,
	2020	2021
	(Unaudited)
Operating profit (loss)	(561)	4,110

(1) Stock-based compensation:
Cost of revenue	2	19
Research and development	34	223
Selling and marketing	18	221
General and administrative	32	604

Total stock-based compensation	86	1,067

(2) Depreciation and amortization	52	62

Adjusted EBITDA	(423)	5,239